

May 31, 2017

Via E-mail
David T. Mitchell
Chief Executive Officer and
       Chairman of the Board of Directors
Fabrinet
190 Elgin Avenue
George Town, Grand Cayman, Cayman Islands

    Re: Fabrinet
           Form 10-K for the Fiscal Year Ended June 24, 2016
           Filed August 17, 2016
           File No. 1-34775

Dear Mr. Mitchell:

      We refer you to our comment letter dated May 11, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance